Exhibit 99.7

CNBC Question and Answer Session

INFOSYS Limited

CNBC QUESTION AND ANSWER SESSION

Q2 FY 2014 RESULTS

October 11, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal

Co-Founder, Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

V. Balakrishnan

Member of the Board, Head – Infosys BPO, Finacle, and India Business Unit,

Chairman, Infosys Lodestone

BG Srinivas

Member of the Board, Head – Europe and Global Head - Financial Services and Insurance

INTERVIEWER

Shereen Bhan

CNBC TV18

Shereen Bhan

Joining us now the Managing Director & CEO – S.D. Shibulal as well as Rajiv Bansal – the Chief Financial Officer. Gentlemen, appreciate you joining us. Congratulations on another good quarter from Infosys. Is the mojo back, Shibu, can I ask you that because I will get into the guidance question in just a bit but tell us on the back of what you saw in Q1 and on the back of what you said in Q2 which is the has surprised the street on the positive side, is the mojo really back for Infosys?

S.D. Shibulal

Let me just give you a broader sense before we answer the question, I think Q2 has been fairly good for us, we have grown 3.8% in reported currency, 4.2% in constant currency terms. Interestingly enough, the growth has been all around. We grew 3.1% in volume and most of that, 4.3% offshore which is very good for us. We had strong client additions. We have added 68 new clients, 37 net addition clients which is one of the highest over the quarters for us. We have closed I think 5 large deals. Our large deals are mostly $50 mn and above and it will get realized over the next 3-5 years. Also the growth has been all around. Our Top 25 has grown by 3.8% and non top-25 has also grown by 3.7%

Shereen Bhan

Let me ask you, this is a question on the guidance. And I know you said that it is a statement of fact, that traditionally the next 2 quarters are seasonally weak quarters for you. You are also seeing weakness as far as your retail business is concerned on account of the US government shut down and holidays. But even if you were to do flat to even a decline over the next 2 quarters, you should be able to do 10%, so why have you erred so much on the side of caution?

S.D. Shibulal

Our guidance is 9%-10% which in constant currency terms is 9.9%-10.9%. Apart from whatever you just said we are also doing a lot of things. We are doing a lot of changes internally to make sure that we achieve our aspirational superior financial growth which is higher growth and higher margins, that is what we are doing. But these things take time to realize. They are not overnight, there is no silver bullet. There are changes being made which will take time to realize and because of that we need to remain cautious.

Shereen Bhan

Are you headed now towards the trend of at least the NASSCOM growth average of 12% -14%, forget your peers, is Infosys now aligning itself to that?

S.D. Shibulal

Our guidance is a statement of fact. I have said this before.

Shereen Bhan

I know but you have enough visibility now as far as the next 2 quarters are concerned. Are we likely to see an upward revision? Are you going to follow your tradition of underpromising and overdelivery?

S.D. Shibulal

We have considered the visibility in creating the guidance. That is why we say it is a statement of fact. As I said, we are doing a number of things and these things take time to yield results. We are very focused on creating superior financial performance but it cannot be done overnight. We need to remain cautious and that is why we have given a guidance of 9%-10%. As I said it is a statement of fact as we see it today. In constant currency terms it is 9.9%-10.9%

Shereen Bhan

My final question on the guidance – bias towards an upward revision in the light of the visibility that you currently have.

S.D. Shibulal

Actually, it is a statement of fact, and we need to remain cautious, while we do all these things it takes time.

Shereen Bhan

Let me ask you, Rajiv, because the one criticism that people really have as far as the margins are concerned and is this the bottom as far as the margins because you have taken the impact of the wage hike which has offset the benefits of rupee depreciation of about 11% this quarter. Can we expect a margin expansion from here on?

Rajiv Bansal

I think if you were to look at what we have been saying consistently over the last many quarters, there are a lot of areas that we need to work on to get back the momentum that we have lost by lagging behind the industry growth or the competition. That requires us to make a lot of investment, be it employees, be it in our sales engine, be it in quality and productivity or be it in tools & products. I would say as long as the rupee remains stable, I think the margins plus minus 1% should be stable.

Shereen Bhan

What is your definition of stable?

Rajiv Bansal

If it remains stable you can to some extent have an effective hedging strategy to negate the impact of volatility in rupee. So at whatever level it remains, rupee should be stable. It should not move 2%-3% on a day-to-day basis, because that is very difficult to manage. What I would say is that the next couple of quarters we have to look at it as an investment quarters, we have to get our growth engine running, we have to get the momentum back, we have to make the right investment and margins will automatically flow subsequently.

Shereen Bhan

Over the next 2 quarters you do not really see margins expanding, you expect the margin picture to remain flat which is what it has been over Q1 and Q2?

Rajiv Bansal

I would primarily focus on growth, to get the growth back, momentum back and investments. If I have to go and explain about what happened to the margins, I am going to stand up and explain the margins. I think the primary focus has to be to get the growth momentum and make the right investment. If we do that the margins will automatically flow. I am not worried about this quarter or the next quarter. But the whole idea is to create a growth engine which will sustain high margins. It is not about the current quarter or the next quarter.

 Shereen Bhan

Sure, but how much more can you squeeze by way of higher utilization rates which have gone up considerably for you in this quarter as well as the cost rationalization exercise that you have decided to undertake?

Rajiv Bansal

Cost rationalization exercise will give the benefit in the subsequent quarters because we have just started on the journey. A lot of changes were being done but the benefit will come in subsequent quarters. On the utilization front, utilization excluding trainees is still at 77.5%. It is still very low, if you look at the industry averages, if you look at the competition.

Shereen Bhan

Your own target was 80%. By when do you hope to be able to touch that?

Rajiv Bansal

If you look at our net addition, it is only about 2100 employees during the quarter for Infosys Limited (parent company). If you look at the last few quarters, our net addition has come down, so that is the reason the utilizations are going up. But I think a lot of it will depend on the growth. If we see good growth the utilization will automatically go up. You will automatically see the benefits from the margins. Right now as the CFO, I will focus on making the right investment. I want to create an engine which will sustain high growth and good margins on a long-term, not about this quarter or the next quarter.

Shereen Bhan

Shibu, I want to take that point forward, because the question now is on the sustainability of what you have been able to deliver in Q1 and Q2. In the light of what is happening in the US, what is happening in the rest of the world, what is happening as far as the currency is concerned, how sustainable is this turnaround that we have seen in Q1 and specifically in Q2, how sustainable is the earnings recovery?

S.D. Shibulal

Generally, the environment has gotten a little better over the last 2 quarters. We have seen some momentum in Financial Services which is our largest segment. There were spends in regulatory requirement and compliance areas but now we have seen some spend in Big Data, Analytics, New Products & Services kind of areas. That is good for us. At the same time, I talked about Retail where we are seeing some challenges. I think generally there is momentum being built up. US has actually has moved on, the GDP growth has improved for US. Europe is showing some signs of improvement, I think that will definitely help us. But as I said we have considered all of these into our guidance.

Shereen Bhan

I want to talk to you about your client additions because you have added about 68 clients, this quarter you talked about 5 to 6 big clients in the 50 mn-100 mn but you added only 1 client in the 70 mn and none in the 100 mn. Can you give us some sense of the color of the kind of client wins that you are getting and what you expect in the forthcoming quarters?

S.D. Shibulal

There are two different things. 68 are new client additions, they are not the $50 mn clients. These are new client additions which is a net addition of 37 new clients. The more important thing about client additions is the kind of clients which we are adding. Are we adding Fortune 2000? That is very important. Out of the 68 clients, 5 are US Fortune 500 which is a good number to look at. Our client base is Fortune 2000 but US Fortune 500 is even better. 5 are US Fortune 500 which is very good for us. Now, go back into other parts, there are million dollar clients. The number of million dollar clients have gone up from 466 to 469 this quarter and a number of $50 mn clients have gone up. We have seen a minor aberration in the $80 mn or $70 mn client which is actually not a material matter at all, it is maybe a few dollars here and there.

Rajiv Bansal

These are based on LTM revenues. So if you have a movement of $0.5 mn here and there, you might see an increase or decrease. But look at the million dollar clients, the number of additions. How many clients are giving you (on LTM basis) a million dollar of revenue and an opportunity that to mine them more to grow them into $5 mn, $10 mn, and $20 mn. And if we look at the success of most of the IT companies, it is how well you can mine your existing clients and grow them bigger.

Shereen Bhan

But what about those transformational deal wins and what is the pipeline looking like as far as those are concerned?

S.D. Shibulal

Actually, just to add to what Rajiv just said, our top clients grew by 3.3%, our top 5 grew by another 3.9%. So our top clients have grown pretty well this quarter. Our transformational deals are also progressing. Our Consulting & Systems Integration revenues have gone up from 28% to something like 33.3% this quarter including Lodestone. The Lodestone integration is complete so we are able to pursue transformational opportunities in Europe. But remember, transformational programs are in the discretionary spend space and discretionary spend continues to be volatile in this environment. While there has been some positive movement in the economy, as long as the economy does not really stabilize, you will have volatility in the discretionary spend.

 Shereen Bhan

You talked about pricing and you said that pricing is stable at this point in time. What is the anticipation in terms of pricing and what are clients telling you because I would imagine they are going to try and milk whatever benefits that you are getting as far as the rupee depreciation is concerned?

S.D. Shibulal

Generally rupee depreciation does not come into the pricing negotiations and I will tell you why. Their budgets are in their local currency. By doing this, they would eventually link it into the currency movements of Indian currency and then we will also have a right to go back and renegotiate when the currency moves. So, more than that, if you look at the pricing environment today, for us it has remained stable. It has actually marginally gone up, it has gone up 0.6% in reported terms. I expect the pricing to be somewhat stable for the coming quarters. But there are two parts to it - the large outsourcing deals are very price-sensitive and we are winning more and more of those deals. Large outsourcing deals in the Business and IT Operations space where it is sometimes hard to differentiate, it is a more commoditized space, they come with much higher pricing pressures. We need to manage the portfolio together to make sure that our margins are the same.

Shereen Bhan

Rajiv, I want to talk to you about the buzz that was there in the morning for the markets on the possibility of a special dividend. You have announced an interim dividend to Rs 20, which is higher than what was being expected by the street, any considerations of a special dividend at this point in time?

Rajiv Bansal

We also believed in giving money back to the shareholders when we feel that we have excess cash in our balance sheet.

Shereen Bhan

$4 bn is not excess cash?

Rajiv Bansal

I will say it is a good amount of cash, but I will not say it is excess cash. The whole industry is going through a churn. You have this overhang of Immigration Bill in the US, the outplacement Clause, you are seeing the way Europe is. I think the fact is that you have to keep this cash, it is strategic in nature and the board debated about it.

Shereen Bhan

So you are dashing hopes of the possibility of a special dividend next time around?

Rajiv Bansal

I do not see why a special dividend at this point in time, honestly speaking. I think the Rs 20 and 400% dividend is a good dividend. I think we need this cash in the balance sheet to help us go through this journey.

Shereen Bhan

Okay, Shibu, you know we have had our money control boarders also sending us questions, and one of the questions is on the management churn that we have actually seen. We have seen two key exits. You have also seen several other exits take place in this quarter. Is the transition over and done with, what is leading to these exits from Infosys at this point in time because that seems to be a concern?

S.D. Shibulal

I think one needs to remember that this is a very large organization. We have a very deep leadership pool. We have a leadership program which was put in place 12 years back. In 2001 we started on our leadership journey.

Shereen Bhan

I understand the fact that you have a strong pipeline of leaders. What I am trying to ask you, why are we seeing Infosys lose so many top leaders at one time?

S.D. Shibulal

We have not lost so many top leaders.

Shereen Bhan

You have lost Basab, you lost Ashok Vemuri who was giving iGATE numbers last night. Why?

S.D. Shibulal

If you look at the tier I and Tier-II, and Tier-III leadership, that is about 550 people. I want to go back to what I said, we have a very large leadership pool in place. We have a very deep leadership skill in place. People do move on. These are high performers with high aspirations and they may want to do different things in life, so that is part of life. The important thing is, is the organization able to transition? We have Sanjay Jalona who has taken over from Ashok Vemuri. The transition is complete and also it is important to note that we manage relationships in a much broader sense. Our client relationships are multi level. I will have a relationship with the client and next level will have relationship with client.

Shereen Bhan

But clients must have expressed concerns and apprehensions about this.

S.D. Shibulal

I want to go back to the relationship model. Our large clients have multi-level relationships, it is not a single relationship. We understand that people will change. People may take up new responsibilities. Why leave? So when people take up new responsibilities, the client cannot be concerned. We have to make sure that we have multilevel relationships. I will have a relationship. Kris will have a relationship. One of them will have a relationship. The next level will have a relationship. Hence, we always look at it from a sustainable relationship model and that is how we address clients’ concerns.

Shereen Bhan

In a sense we are talking about clients’ concerns. I also understand that institutional investors have great concerns about Rohan Murthy’s evolution, elevation, within the company. Have those concerns been addressed now and what role is Rohan Murthy is going to be playing?

S.D. Shibulal

Mr. Rohan Murthy joined as Mr. Murthy’s Executive Assistant. I think Mr. Murthy has clearly articulated what his role is going to be and I think he is performing quite well.

Shereen Bhan

But this has been a concern raised by the institutional investors, has it not?

S.D. Shibulal

I think there have been queries and we have responded to those queries.

Shereen Bhan

Shibu, acquisitions, we have talked about this for several quarters. Now you are sitting on $4 bn. You are hoping to rev up the growth engines. Is acquisition going to be a big part of the strategy to do that?

S.D. Shibulal

I think it will always be. In fact we did the Lodestone acquisition 4 quarters back and we have done the integration. It takes time to integrate. Service industry acquisitions are not easy to integrate because these are people integrations. People have to come together and work together to make sure that that the 2+2 actually delivers 5. That can be sometimes challenging. In the case of Lodestone we have done the integration. Acquisition will continue to be strategic for us. We will look at areas which will make a differentiation to our clients.

Shereen Bhan

Anything on the radar at this point in time.

S.D. Shibulal

There are multiple things on the radar, but I cannot tell you.

Shereen Bhan

Okay, on the back of what you saw in Q1, what you have been able to deliver in Q2, in terms of the environment, in terms of the visibility, are you being able to sleep a bit easier now. And the comparisons there, the valuation difference between TCS, HCL and you? How are you reading the competitive landscape as well at this point in time?

S.D. Shibulal

Here, I will go with Mr. Murthy’s view. A clear conscience is the softest pillow one can get. I think as long as the organization is moving in the right direction, as long as we are doing things legally and ethically, as long as we are focused on performance, as long as we are focused on our clients, our solutions, our people, you will see short term challenges. As long as we are focused on making sure that organization is on the right path, I sleep peacefully.

Shereen Bhan

My final question to you, possibility of an upward revision the next time we have this conservation with you.

S.D. Shibulal

If the fact changes. As I said, the guidance is a statement of fact and if the facts change, the guidance will change.

Shereen Bhan

All right. S.D. Shibulal, Rajiv Bansal we appreciate you joining us here on CNBC TV18. We wish you the very best of luck for the next quarter as well. Thanks very much for speaking to us.

Shereen Bhan

Joining us now V. Balakrishnan and B.G. Srinivas. Bala, let me start by asking you about that one-time hit as far as the visa release expenses are concerned, a cost that you have actually taken on the administrative lines about $35 mn. Explain to us what this is about and are we likely to see this recur in the forthcoming quarters?

V. Balakrishnan

We are in discussion with US attorney office and some of the other regulators relating to our Form-I-9 and past use of B-1 visas. Based on our discussions till now, we have made a provision of $35 mn. The discussions are ongoing.

Shereen Bhan

So these are discussions with the Department of Justice, is it?

V. Balakrishnan

Yes, the discussions are ongoing, so it will get concluded at some point of time. We do not know when. In anticipation of that, we made a provision of $35 mn in our books.

Shereen Bhan

So we are unlikely to see something like this happen in the next quarter as well or any other hit on account of visa related expenses?

V. Balakrishnan

We will come to know once the discussions are concluded. It is too premature to talk about it.

Shereen Bhan

But is there a sense that you are getting by when we could perhaps have some clarity on the visa-related issues and your communication with the Department of Justice in the US?

V. Balakrishnan

If we had known that, we would have communicated.

Shereen Bhan

Let me move to you BG, let me talk to you about what you are seeing as far as verticals are concerned, Shibu was just here talking about the one vertical where you are clearly worried about in that is on the Retail side. You have seen good growth coming in as far as Manufacturing is concerned. Take us through what you actually expect in terms of the vertical growth especially as far as Manufacturing and BFSI is concerned?

B.G. Srinivas

We will look at the two verticals, the macroeconomic situations for both the sectors is relatively stable. Particularly, if you look at Financial Services both in the US, Europe and also in other parts of the world including Australia, we have seen the Banking and Capital markets turn for the better in terms of their own outlook. While there are still lot of cost pressures and hence there are lots of cost optimization initiatives which we are participating, we have also seen a discretionary spend marginally climb in the last quarter both in US as well as in Europe. Interestingly, we have seen more of that activity in the Europe as compared to US.

Shereen Bhan

So Europe is actually rebounding fast at a faster pace?

B.G. Srinivas

Relatively yes. That is also reflected in our own revenue growth rate in Financial Services. As compared to US, Europe has grown much faster. We only hope that the Q3, Q4 for the sector continues to be stable and in that context there will continue to be a deal activity and deal momentum. We have had good large deal wins in Europe as well as in US including 3 in Financial Services sector. Australia is doing very well for us. We work with some of the top banks there. There has been a fair degree of vendor consolidation efforts where we have participated and we have won some deals. So overall I must say that the sector definitely looks to be relatively positive as compared to the last year.

Shereen Bhan

The impact of the US government shutdown now and we do not know how long it will last, we do anticipate that there is likely to be a break through, a report last night there was a sort of short term breakthrough as far as the debt ceiling crisis is concerned. But the visibility as far as America is concerned, especially if you see a protracted sort of political collision between the Democrats and the Republicans?

B.G. Srinivas

We hope that is not the case. We hope that there will be a conclusion soon. For now, we have not seen any break in the momentum. But of course one may not say that if there is no convergence on ideas between both the parties and there are no solutions. We hope that is not the case. As far as our discussions with the clients are concerned, nobody has taken any major action in terms of any business activity shut down. For now things are as the business as usual.

Shereen Bhan

As far as the new clients are concerned you said discretionary spending is going up but you are feeling that you will be able to crank up as far as pricing is concerned as well?

B.G. Srinivas

It is too early to talk about pricing uptick. Like I mentioned, across sectors there is still a lot of focus on cost optimization and hence pricing environment in the very short-term will not see a significant momentum upside. The discretionary is also in pockets, it is not happening on a broad base. Look at this this way, where budgets have already been casted in the beginning of the year. There is no recast of the budget, so we will get to know when the new budgets are cast for the next year. Then we will be able to predict much more on whether there is a real big uptick in discretionary spend.

Shereen Bhan

But do you anticipate a stronger FY’15?

B.G. Srinivas

If the macro continues to be stable, then there is a possibility of a stronger FY’15.

Shereen Bhan

Bala, let me talk to you about the possibility of headwinds now and of course this overhang of what is likely to happen as far as the US Immigration Bill is concerned. There seems to be some degree of relief coming in, some of the negative anti-India or anti-outsourcing clauses will perhaps be diluted, what is your own sense as far as the immigration issue is concerned?

V. Balakrishnan

I think US is the ultimate capitalistic country. I believe they will do what is right for their country. Immigration is one of the top most agendas for them. They have to attract the best people to come and work for their country. Otherwise you cannot sustain the productivity and growth in that economy. Some are political, some are necessary because of the state of the economy. I think ultimately they will find a right solution in the middle which will help both the countries because there is lot of political pressure from India too to get it right for the industry and there is a lot of noise in the US to dilute some of the things to make sure impact is not there.

Shereen Bhan

Are you hopeful that as far as the outplacement clause for instance is concerned we are likely to see a dilution which will favor outsourcing companies specifically in India?

V. Balakrishnan

I think so because the noise flow is on both sides are there. There is noise level not to dilute, there is noise level to dilute. That is why I am saying that ultimately they will come to a right conclusion which will benefit both the countries.

Shereen Bhan

But given what is happening in Washington at this point in time do you believe that we are likely to see a conclusion perhaps in the first half of the next year or do you believe that it is going to be protracted?

V. Balakrishnan

Well right now they are solving the debt issue and the budget issue, that is top of the mind, They have to overcome that, then focus on the next one, that will be the immigration. I don’t think that will immigration bill will be taken up in next 2-3 months till they solve the budget and debt issue.

Shereen Bhan

BG that is one of the headwinds what could be the other head winds or the challenges that you could be faced with in the next two quarters?

B.G. Srinivas

Typically if you look at quarter 3 which is a soft quarter due to lower number of working days and holidays. Also as I mentioned earlier, as the quarter 3 results for our clients are announced, they will then decide whether they would invoke more furloughs in their last quarter. So those are some of the challenges we could face, but it is very difficult and to early to anticipate.

Shereen Bhan

How concerned are you about that? Because Shibu continues to maintain that it is on account of the holidays and furloughs that you actually have not been able to spell out a higher guidance than 10%?

B.G. Srinivas

These are the things which if we could predict we would have factored that in. To the extent we know, we have factored it in. There is only so much we can predict. I wish we had a crystal ball where we could see all of what is going to happen in the next 3 months. But Q4 is typically start of the budgeting year for all our clients. If things continue to be stable, the budget situation looks much better, then we could obviously give a better guidance when we hit Q4. For now that is why we have been cautious given these two factors.

Shereen Bhan

Bala, let me ask you about the succession plan now, because we have seen, we have talked about the transition that is on. Shibu’s term is expires in 2015. So, what goes on from here on as far as succession is concerned?

V. Balakrishnan

We are talking about 1.5 years down the line. It is too early to talk about succession now. Board is seized of the matter. We have a nomination committee which is seized of the matter. There are some internal candidates which they already identified. So the process will go on. We have time. A lot of things can happen in the next 1.5 years.

 Shereen Bhan

I know, I do not want to put you in a spot but I have to, you are one of the internal candidates on the list.

V. Balakrishnan

That is what media is speculating.

Shereen Bhan

It is right to say that is what media is speculating, Bala, BG, we appreciate you joining us here. With your thoughts on what we can expect from Infosys to deliver in the next two quarters. Thanks very much indeed.